                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
         Information to be Included in Statements Filed Pursuant to Rule
         13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 12)(1)

                              QUALITY DINING, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   74756P 10 5
                                 (CUSIP Number)

                              DANIEL B. FITZPATRICK
                              QUALITY DINING, INC.
                            4220 EDISON LAKES PARKWAY
                            MISHAWAKA, INDIANA 46545
                            TELEPHONE: (574) 271-4600
                            FACSIMILE: (574) 243-4377
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 3, 2005
             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
          13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See Rule 13d-7 for other parties to whom copies are to be sent.

                        -------------------------------


----------
(1) This Statement is a joint filing and constitutes Amendment No. 12 to the
Schedule 13D of Daniel B. Fitzpatrick, Amendment No. 3 to the Schedule 13D of Gerald O. Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander and John C. Firth, and Amendment No. 1 to the Schedule 13D of William Roy Schonsheck and Nanette Marie Schonsheck.

CUSIP No. 74756P 10 5
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Daniel B. Fitzpatrick
------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[X]
(b)[ ]
------------------------------------------------------------------------
(3) SEC USE ONLY
------------------------------------------------------------------------
(4) SOURCE OF FUNDS
BK, PF, OO
------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7) SOLE VOTING POWER 3,929,073

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 3,929,073

(10) SHARED DISPOSITIVE POWER -0-
------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,929,073
------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.88%
------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
IN
------------------------------------------------------------------------

CUSIP No. 74756P 10 5
------------------------------------------------------------------------
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gerald O. Fitzpatrick
------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[X]
(b)[ ]
------------------------------------------------------------------------
(3) SEC USE ONLY
------------------------------------------------------------------------
(4) SOURCE OF FUNDS
BK, PF, OO
------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7) SOLE VOTING POWER 275,478*

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 275,478*

(10) SHARED DISPOSITIVE POWER -0-
------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
275,478*
------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.37%
------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
IN
------------------------------------------------------------------------
* Includes presently exercisable stock options to purchase 41,732 shares.

CUSIP No. 74756P 10 5
------------------------------------------------------------------------
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James K. Fitzpatrick
------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[X]
(b)[ ]
------------------------------------------------------------------------
(3) SEC USE ONLY
------------------------------------------------------------------------
(4) SOURCE OF FUNDS
BK, PF, OO
------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7) SOLE VOTING POWER 389,749*

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 389,749*

(10) SHARED DISPOSITIVE POWER -0-
------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
389,749*
------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.35%
------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
IN
------------------------------------------------------------------------
* Includes presently exercisable stock options to purchase 42,304 shares.

CUSIP No. 74756P 10 5
------------------------------------------------------------------------
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ezra H. Friedlander
------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[X]
(b)[ ]
------------------------------------------------------------------------
(3) SEC USE ONLY
------------------------------------------------------------------------
(4) SOURCE OF FUNDS
BK, PF, OO
------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7) SOLE VOTING POWER 516,031*

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 516,031*

(10) SHARED DISPOSITIVE POWER -0-
------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
516,031*
------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.44%
------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
IN
------------------------------------------------------------------------
* Includes presently exercisable stock options to purchase 20,000 shares and 15,000 shares held by Mr. Friedlander's spouse in a retirement account.

CUSIP No. 74756P 10 5
------------------------------------------------------------------------
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
John C. Firth
------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[X]
(b)[ ]
------------------------------------------------------------------------
(3) SEC USE ONLY
------------------------------------------------------------------------
(4) SOURCE OF FUNDS
BK, PF, OO
------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7) SOLE VOTING POWER 265,092*

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 265,092*

(10) SHARED DISPOSITIVE POWER -0-
------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
265,092*
------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.27%
------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
IN
------------------------------------------------------------------------
* Includes presently exercisable stock options to purchase 90,736 shares.

CUSIP No. 74756P 10 5
------------------------------------------------------------------------
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
William Roy Schonsheck
------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[X]
(b)[ ]
------------------------------------------------------------------------
(3) SEC USE ONLY
------------------------------------------------------------------------
(4) SOURCE OF FUNDS
PF, OO
------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7) SOLE VOTING POWER 545,220

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 545,220

(10) SHARED DISPOSITIVE POWER -0-
------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
545,220
------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.70%
------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
IN
------------------------------------------------------------------------

CUSIP No. 74756P 10 5
------------------------------------------------------------------------
(1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Nanette Marie Schonsheck
------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[X]
(b)[ ]
------------------------------------------------------------------------
(3) SEC USE ONLY
------------------------------------------------------------------------
(4) SOURCE OF FUNDS
PF
------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7) SOLE VOTING POWER 60,778

(8) SHARED VOTING POWER -0-

(9) SOLE DISPOSITIVE POWER 60,778

(10) SHARED DISPOSITIVE POWER -0-
------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,778
------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES [X]
------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.52%
------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
IN
------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

         This Statement is a joint filing which (i) constitutes Amendment No. 12 to the Schedule 13D filing of Daniel B. Fitzpatrick, Chairman, President and Chief Executive Officer of Quality Dining, Inc., an Indiana corporation (the "Company"), filed on June 6, 2000, as previously amended by Amendment No. 1 to
Schedule 13D, filed on August 10, 2000, Amendment No. 2 to Schedule 13D, filed on November 7, 2000, Amendment No. 3 to Schedule 13D, filed on March 1, 2001, Amendment No. 4 to Schedule 13D, filed on May 16, 2001, Amendment No. 5 to
Schedule 13D, filed on June 28, 2001, Amendment No. 6 to Schedule 13D, filed on October 1, 2002, Amendment No. 7 to Schedule 13D, filed on June 25, 2003, Amendment No. 8 to Schedule 13D, filed on June 27, 2003, Amendment No. 9 to the
Schedule 13D, filed on June 15, 2004, Amendment No. 10 to Schedule 13D, filed on October 12, 2004, and Amendment No. 11 to Schedule 13D, filed on November 10, 2004 (collectively, the "Schedule 13D"), (ii) constitutes Amendment No. 3 to the
Schedule 13D filing of Gerald O. Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander and John C. Firth, filed on June 15, 2004, as previously amended by Amendment No. 1 to Schedule 13D, filed on October 12, 2004, and Amendment No. 2 to Schedule 13D, filed on November 10, 2004, and (iii) constitutes Amendment No. 1 to the Schedule 13D filing of William Roy Schonsheck and Nanette Marie Schonsheck, filed on January 30, 2002, in each case with respect to the Common Stock of the Company.

ITEM 2. IDENTITY AND BACKGROUND

         This Statement is being filed by the following persons:

         (i) Daniel B. Fitzpatrick ("Fitzpatrick"), who is Chairman, President and Chief Executive Officer of the Company and a member of the Board of Directors of the Company. His address is 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545.

         (ii) Gerald O. Fitzpatrick ("G. Fitzpatrick"), who is Senior Vice President, Burger King Division, of the Company and a member of the Board of Directors of the Company. His address is 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545.

         (iii) James K. Fitzpatrick ("J. Fitzpatrick"), who is Senior Vice President and Chief Development Officer of the Company and a member of the Board of Directors of the Company. His address is 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545.

         (iv) Ezra H. Friedlander ("Friedlander"), who is a judge on the Indiana Court of Appeals and a member of the Board of Directors of the Company. His address is State House of Indiana, 200 W. Washington, Room 416, Indianapolis, Indiana 47204.

         (v) John C. Firth ("Firth"), who is Executive Vice President, General Counsel and Secretary of the Company. His address is 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545.

         (vi) William Roy Schonsheck ("W. Schonsheck") who is the Managing Partner of BW3, LLC, a day spa operating company. His address is 14891 N. Northsight, Suite 121, Scottsdale, Arizona 85260.

         (vii)    Nanette Marie Schonsheck ("N. Schonsheck") who is the wife of
                  W. Schonsheck. Her address is 14891 N. Northsight, Suite 121, Scottsdale, Arizona 85260.

         Each of the persons listed in clauses (i) to (vii) above is hereinafter referred to individually as a "Reporting Person" and the persons listed in clauses (i) to (vi) above are collectively referred to as the "Shareholder Group".

         During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each Reporting Person is a citizen of the United States of America.

ITEM 4. PURPOSE OF TRANSACTION.

         The members of the Shareholder Group collectively own 5,710,871 shares of Common Stock and will contribute 5,421,983 of such shares to Merger Corp. immediately prior to the Merger in accordance with the Merger Agreement. The remaining shares will be converted into the cash Merger price at the effective time of the Merger in accordance with the Merger Agreement. The table below sets forth the number of shares of Common Stock held by each of the members of the Shareholder Group and the number of shares that will be converted into the cash Merger price and the number of shares that will be contributed to Merger Corp:

                                                    SHARES
                          SHARES CURRENTLY     CONVERTED TO CASH     SHARES CONTRIBUTED TO
NAME                            HELD             IN THE MERGER            MERGER CORP.
---------------------     ----------------     -----------------     ---------------------
Daniel B. Fitzpatrick        3,929,073                   0                 3,929,073
Gerald O. Fitzpatrick          233,746                   0                   233,746
James K. Fitzpatrick           347,445                   0                   347,445
Ezra H. Friedlander            481,031              56,000                   425,031
John C. Firth                  174,356               4,500                   169,856
William R. Schonsheck          545,220             228,388                   316,832
                             ---------             -------                 ---------
Total                        5,710,871             288,888                 5,421,983

         On February 3, 2005, the original members of the Shareholder Group entered into an amended and restated shareholders agreement (the "Amended and Restated Shareholders Agreement") that sets forth the terms of their relationship as shareholders of Quality Dining following the Merger. In addition, W. Schonsheck became a member of the Shareholder Group and entered into the Amended and Restated Shareholders Agreement. Pursuant to the Amended and Restated Shareholders Agreement, the members of the Shareholder Group have agreed to certain transfer restrictions on their shares of Common Stock following the Merger, including rights of first refusal, tag along rights, drag along rights, Company call rights and Shareholder put rights. The Amended and Restated Shareholders Agreement also addresses organizational matters, supermajority Shareholder approval of certain significant business decisions and access to financial information.

         On February 3, 2005, W. Schonsheck entered into a joinder agreement with the Company and Merger Corp. (the "Joinder Agreement"), pursuant to which he has agreed to vote his shares of Common Stock in the same manner as the original members of the Shareholder Group, that is for and against approval of the Merger Agreement and the Merger in the same proportion as the votes cast by all other shareholders voting at the special meeting to be held to vote on the Merger (with abstentions being deemed to be votes against approval of the Merger Agreement and the Merger). N. Schonsheck did not enter into the Amended and Restated Shareholders Agreement and is not a member of the Shareholder Group and, accordingly, her shares of Common Stock will be converted into the cash Merger price at the effective time of the Merger.

         The foregoing summaries of the Amended and Restated Shareholders Agreement and the Joinder Agreement do not purport to be complete and are subject to and qualified in their entirety by reference to the text of the Amended and Restated Shareholders Agreement and the Joinder Agreement. A copy of the Amended and Restated Shareholders Agreement and the Joinder Agreement are included as Exhibits 1 and 2 hereto, respectively, and are incorporated by reference into this Item 4.

         Except as is described on this Statement, none of the Reporting Persons has any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure; including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)      Aggregate number and percentage of shares of Common Stock:

                  (i) Fitzpatrick beneficially owns 3,929,073 shares of Common Stock, or 33.88% of the outstanding shares of Common Stock.

                  (ii) G. Fitzpatrick beneficially owns 275,478 shares of Common Stock, or 2.37% of the outstanding shares of Common Stock. The total number of shares includes 41,732 shares of Common Stock that G. Fitzpatrick has the right to acquire upon exercise of options.

                  (iii) J. Fitzpatrick beneficially owns 389,749 shares of Common Stock, or 3.35% of the outstanding shares of Common Stock. The total number of shares includes 42,304 shares of Common Stock that J. Fitzpatrick has the right to acquire upon exercise of options.

                  (iv) Friedlander beneficially owns 516,031 shares of Common Stock, or 4.44% of the outstanding shares of Common Stock. The total number of shares includes 20,000 shares of Common Stock that Friedlander has the right to acquire upon exercise of options and 15,000 shares held by Mr. Friedlander's spouse in a retirement account.

                  (v) Firth beneficially owns 265,092 shares of Common Stock, or 2.27% of the outstanding shares of Common Stock. The total number of shares includes 90,736 shares of Common Stock that Firth has the right to acquire upon exercise of options.

                  (vi) W. Schonsheck beneficially owns 545,220 shares of Common Stock, or 4.70% of the outstanding shares of Common Stock.

                  (vii) N. Schonsheck beneficially owns 60,778 shares of Common Stock, or 0.52%.

         By virtue of their having formed the Shareholder Group, the Reporting Persons who are participants in the Shareholder Group may, as a group, be deemed to beneficially own 5,725,871 million shares of Common Stock and 194,772 shares of Common Stock that they have the right to acquire, or 50.21% of the outstanding shares of Common Stock. However, each Reporting Person disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person (including shares underlying exercisable stock options).

         (b)      Voting and Disposition:

                  (i) Fitzpatrick has the sole power to vote, direct the voting of, dispose of and direct the disposition of 3,952,273 shares of Common Stock.

                  (ii) G. Fitzpatrick has the sole power to vote, direct the voting of, dispose of and direct the disposition of 275,478 shares of Common Stock.

                  (iii) J. Fitzpatrick has the sole power to vote, direct the voting of, dispose of and direct the disposition of 389,749 shares of Common Stock.

                  (iv) Friedlander has the sole power to vote, direct the voting of, dispose of and direct the disposition of 516,031 shares of Common Stock.

                  (v) Firth has the sole power to vote, direct the voting of, dispose of and direct the disposition of 265,092 shares of Common Stock.

                  (vi) W. Schonsheck has the sole power to vote, direct the voting of, dispose of and direct the disposition of 545,220 shares of Common Stock.

                  (vii) N. Schonsheck has the sole power to vote, direct the voting of, dispose of and direct the disposition of 60,778 shares of Common Stock.

         (c) During the last 60 days, none of the Reporting Persons has engaged in any transactions in shares of Common Stock.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 above for a description of the Shareholders Agreement and the Joinder Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit
No.                               Title
-------                           -----
  1.     Amended and Restated Shareholders Agreement by and among QDI Merger
         Corp. and Each of the Shareholders Named on the Signature Pages dated as of February 3, 2005.

  2.     Joinder Agreement by and among William Roy Schonsheck, QDI Merger Corp.
         and Quality Dining, Inc. dated as of February 3, 2005.

  3.     Joint Filing Agreement by and among Daniel B. Fitzpatrick, Gerald O.
         Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander, John C. Firth,
         William Roy Schonsheck and Nanette Marie Schonsheck dated February 3,
         2005.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


Dated: February 3, 2005

                                               /s/ Daniel B. Fitzpatrick
                                               -------------------------
                                               Daniel B. Fitzpatrick

                                               /s/ Gerald O. Fitzpatrick
                                               -------------------------
                                               Gerald O. Fitzpatrick

                                               /s/ James K. Fitzpatrick
                                               ------------------------
                                               James K. Fitzpatrick

                                               /s/ Ezra H. Friedlander
                                               -----------------------
                                               Ezra H. Friedlander

                                               /s/ John C. Firth
                                               -----------------
                                               John C. Firth

                                               /s/ William Roy Schonsheck
                                               --------------------------
                                               William Roy Schonsheck

                                               /s/ Nanette Marie Schonsheck
                                               ----------------------------
                                               Nanette Marie Schonsheck

                                  EXHIBIT INDEX

EXHIBIT
NO.                               TITLE
-------                           -----
  1.     Amended and Restated Shareholders Agreement by and among QDI Merger
         Corp. and Each of the Shareholders Named on the Signature Pages dated as of February 3, 2005.

  2.     Joinder Agreement by and among William Roy Schonsheck, QDI Merger Corp.
         and Quality Dining, Inc. dated as of February 3, 2005.

  3.     Joint Filing Agreement by and among Daniel B. Fitzpatrick, Gerald O.
         Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander, John C. Firth,
         William Roy Schonsheck and Nanette Marie Schonsheck dated February 3,
         2005.